

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 13, 2006

Gary P. Stevens
Chief Financial Officer
Coolbrands International Inc.
4175 Veterans Highway
Ronkonkoma, New York 11779

> **Re:** **Coolbrands International Inc.**
> **Form 20-F for the Fiscal Year Ended August 31, 2005**
> **Filed February 28, 2006**
> **Response Letter Dated May 12, 2006**
> **File No. 000-27476**

Dear Mr. Stevens:

We have reviewed your Form 20-F and for the Fiscal Year Ended August 31, 2005 and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended August 31, 2005

Quantitative and Qualitative Disclosures About Market Risk, page 69

1.   We note the additional qualitative disclosure you added in response to comment 4 from our letter dated April 25, 2006. In addition to the qualitative disclosures added, please revise your disclosure to include a <u>quantitative</u> analysis of your market risks. Item 11 of Form 20-F provides three disclosure alternatives: a tabular presentation, a sensitivity analysis or a value at risk disclosure. You should chose one of the three presentations for each of your risks outlined in your disclosure on page 69 or tell us why you do not believe this disclosure is required.

Note 1 – Description of business and summary of significant accounting policies, page F-8

Goodwill and Other Non-Amortizable Asset, page F-10

2.   We note from your response to comment 7 from our letter dated April 25, 2006, that your goodwill impairment charge in the frozen dessert product segment was partially the result of the loss of the Weight Watchers licensing agreement. We further note on page 38 that Weight Watchers International notified you on July 26, 2004, that the license agreement with Weight Watchers International would not be extended and that Weight Watchers Smart Ones accounted for approximately $100 million in sales in 2004. Please explain to us why your asset impairment was not recorded in fiscal 2004. Also, tell us whether you performed asset impairment tests upon receiving the notification from Weight Watchers International, and if so, tell us the results of those tests.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne